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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 3)

                    ROCKEFELLER CENTER PROPERTIES, INC.
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                             (Name of Issuer)

  Common Stock, par value $.01 per                  773102108
               share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Joseph A. Orlando
                       Leucadia National Corporation
                           315 Park Avenue South
                           New York, N.Y. 10010
                              (212) 460-1900
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    (Name, address and telephone number of person authorized to receive notices and communications)

                             October 5, 1995
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [  ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
















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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,714,000 (1)
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,714,000 (1)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,714,000 (1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:    CO


















     (1)      Excludes certain shares as described in Item 5 herein.







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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    Leucadia, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,714,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,714,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,714,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO

































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 CUSIP No.       773102108               13D


     1     NAME OF REPORTING PERSON:    LNC Investments, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,713,900
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,713,900
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,713,900
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO































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               This Statement constitutes Amendment No. 3 to the Statement on Schedule 13D as previously amended (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, LNC Investments, Inc. ("LNC") and Leucadia, Inc. ("LI") (collectively, the "Beneficial Owners") with respect to the Common Stock, par value $0.01 (the "Common Stock") of Rockefeller Center Properties, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.   Purpose of the Transaction
               --------------------------

               In response to a concern raised by the Company with respect to the recent shareholder rights proposal of Gotham Partners, L.P., on October 5, 1995, Leucadia delivered a letter to the Company announcing its continued support for the shareholder rights plan proposed by Gotham Partners and its willingness to act as a standby purchaser to take up and exercise all rights that are not otherwise exercised in the rights offering, subject to appropriate documentation, a customary fee and compliance with legal requirements. A copy of the Leucadia letter is filed herewith and incorporated herein by reference.

     Item 7.   Material to Be Filed as Exhibits
               --------------------------------

               3. Letter dated October 5, 1995 from Leucadia National Corporation to the Company.











































     NYFS04...:\30\76830\0001\570\SCH0055S.050
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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated: October 5, 1995


                                        LEUCADIA NATIONAL CORPORATION
                                        LEUCADIA, INC.
                                        LNC INVESTMENTS, INC.



                                        By: /s/ Joseph A. Orlando
                                           ---------------------------
                                        Name:  Joseph A. Orlando
                                        Title: Vice President of
                                        Leucadia National Corporation,
                                        Vice President of Leucadia, Inc.
                                        and Executive Vice President of LNC
                                        Investments, Inc.













































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                                  EXHIBIT INDEX


     Exhibit No.    Document                            Page No.
     -----------    ---------------------------         --------

     3.             Letter dated October 5, 1995
                    from Leucadia National Corporation
                    to Dr. Peter Linneman